                                                 -------------------------------
                                                          OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:        August 31, 1999
                                                 Estimated average burden
                                                 hours per response        14.90
                                                 -------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                           Rhythms NetConnections Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.001 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  762430 20 5
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 12, 1999
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 6 pages

                                  SCHEDULE 13G

CUSIP No.  762430 20 5

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Enron Corp. ..............................................................
      Enron Broadband Services, Inc. ...........................................
      Enron Communications Investments Corp. ...................................
      G-Past, L.L.C. ...........................................................
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                              (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Enron Corp.-Oregon........................................................
      Enron Broadband Services, Inc.-Oregon.....................................
      Enron Communications Investments Corp.-Delaware...........................
      G-Past, L.L.C.-Delaware...................................................
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   5,393,258
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     5,393,258
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,393,258
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
      (See Instructions)


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      7.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      CO
--------------------------------------------------------------------------------



                               Page 2 of 6 pages

ITEM 1.    (a)    Name of Issuer:

                        Rhythms NetConnections Inc.

           (b)    Address:

                        6933 South Revere Parkway
                        Englewood, Colorado 80112

ITEM 2.

           This Statement on Schedule 13G relates to the beneficial ownership of shares of common stock, par value $0.001 per share ("Common Stock"), of Rhythms Net Connections Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 6933 South Revere Parkway, Englewood, Colorado 80112.

ITEM 2.  (a),(b),(c) NAMES OF PERSONS FILING; ADDRESS; CITIZENSHIP

         Parties.

         1.  Enron Corp.
             1400 Smith Street
             Houston, Texas 77002

         2.  Enron Broadband Services, Inc.
             1400 Smith Street
             Houston, Texas 77002

         3.  Enron Communications Investments Corp.
             1400 Smith Street
             Houston, Texas 77002

         4.  G-Past, L.L.C.
             1400 Smith Street
             Houston, Texas 77002

ITEM 2.  (d) TITLE OF CLASS OF SECURITIES:
             Common stock, par value $0.001 per share

ITEM 2.  (e) CUSIP NUMBER:

             762430 20 5

ITEM 3.

          Not applicable.



                              Page 3 of 6 pages

Item 4.  Ownership

         The Issuer conducted its initial public offering in April 1999. At that time, Enron Communications Investments Corp. ("Enron Communications"), a wholly-owned subsidiary of Enron Broadband Services, Inc. ("EBS") owned 5,393,258 shares of the Issuer's Common Stock (the "Shares"). On December 21, 1999 Enron Communications transferred the Shares to G-Past, L.L.C. ("G-Past") in exchange for the managing member interest in G-Past. The shares held by G-Past represent 7.0% of the outstanding common stock of the Issuer.

         Enron Corp. ("Enron"), EBS, a wholly-owned subsidiary of Enron Corp., and Enron Communications may be deemed to beneficially own the shares of common stock held by G-Past. Enron, EBS and Enron Communications may be deemed to share voting and dispositive power over the Shares. Enron, EBS and Enron Communications each hereby disclaims beneficial ownership of the Shares and the filing of this statement on Schedule 13G shall not be construed as an admission that G-Past, EBS, Enron Communications, Enron or any person who is an officer, director or manager of such entities, for the purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13d-3(d)(1)(i) and assume that 77,046,542 shares of Common Stock are actually outstanding on the date of this statement.

        For information with respect to each of the Reporting Persons, please see the information set forth below:

           (a).    AMOUNT BENEFICIALLY OWNED

                         See cover pages Item 9.

           (b).    PERCENT OF CLASS:

                         See cover pages Item 11.

           (c).    NUMBER OF SHARES AS TO WHICH EACH OF THE MEMBERS OF THE GROUP
                   HAS:

                   (i)      Sole power to vote or to direct the vote:

                            See cover pages Item 5.

                   (ii)     Shared power to vote or to direct the vote:

                            See cover pages Item 6.

                   (iii)    Sole power to dispose or to direct the
                            disposition of:

                            See cover pages Item 7.

                   (iv) Shared power to dispose or to direct the disposition of:

                            See cover pages Item 8.




                              Page 4 of 6 Pages

Item 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not Applicable

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Not Applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

ITEM 10.           CERTIFICATION:

                   Not Applicable





                              Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000
                                        Enron Corp., an Oregon corporation

                                        By:  /s/ ANGUS H. DAVIS
                                           -------------------------------------
                                        Name:    Angus H. Davis
                                             -----------------------------------
                                        Title:   Vice President and Deputy
                                                 Corporate Secretary
                                              ----------------------------------


                                        Enron Broadband Services, Inc., an
                                        Oregon corporation


                                        By:  /s/ ANGUS H. DAVIS
                                           -------------------------------------
                                        Name:    Angus H. Davis
                                             -----------------------------------
                                        Title:   Vice President and Secretary
                                              ----------------------------------


                                        Enron Communications Investments Corp.,
                                        a Delaware corporation


                                        By:  /s/ ANGUS H. DAVIS
                                           -------------------------------------
                                        Name:    Angus H. Davis
                                             -----------------------------------
                                        Title:   Vice President and Secretary
                                              ----------------------------------


                                        G-Past, L.L.C.

                                        By:  Enron Communications Investments
                                             Corp., its managing member


                                        By:  /s/ ANGUS H. DAVIS
                                           -------------------------------------
                                        Name:    Angus H. Davis
                                             -----------------------------------
                                        Title:   Vice President and Secretary
                                              ----------------------------------





                               Page 6 of 6 pages